OFFERING CIRCULAR SUPPLEMENT NO. 3 DATED August 24, 2022

(TO THE OFFERING CIRCULAR DATED August 11, 2021 AND QUALIFIED ON sEPTEMBER 1, 2021)

BEMAX, INC.

(Exact name of registrant as specified in its charter)

Date: August 24, 2022

Nevada	5190	46-5540812
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

625 Silver Oak Drive
Dallas, Georgia 30132

Telephone: 404-480-8372

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.bemaxinc.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Bemax, Inc. (the "Company," "we," "us," or "our") dated August 11, 2021 and qualified by the Commission on September 1, 2021 ("Offering Circular").

The purpose of this Supplement is to disclose we have elected to extend the offering circular of BEMAX INC., for up to another 90 days. This offering circular will terminate on December 1, 2022, or earlier if terminated by the Company in its own discretion, which may occur at any time.

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OFFERING CIRCULAR SUPPLEMENT DATED August 24, 2022

UP TO A MAXIMUM OF 200,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.008	NONE	Up to Maximum of $10,000,000